SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)1

Four Corners Property Trust, Inc.
 (Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

35086T109
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1        The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSONS STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,807,814
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,807,814
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,807,814
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSONS STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 887,734
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 887,734
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 887,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSONS STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 214,832
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 214,832
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 214,832
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSONS STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 117,757
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 117,575
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,757
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSONS STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 117,757
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 117,757
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,757
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSONS STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 117,757
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 117,757
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,757
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSONS STARBOARD LEADERS DELTA LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,280,353
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,280,353
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,280,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSONS STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,280,353
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,280,353
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,280,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSONS STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,280,353
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,280,353
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,280,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSONS STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,280,353
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,280,353
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,280,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSONS STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,807,814
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,807,814
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,807,814
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSONS STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,807,814
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,807,814
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,807,814
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSONS STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,807,814
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,807,814
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,807,814
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSONS JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,807,814
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,807,814
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,807,814
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSONS MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,807,814
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,807,814
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,807,814
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSONS PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,597
	8	SHARED VOTING POWER 2,807,814
	9	SOLE DISPOSITIVE POWER 1,597
	10	SHARED DISPOSITIVE POWER 2,807,814
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,809,411
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 35086T109

 The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.                        Source and Amount of Funds or Other Consideration.

 Item 3 is hereby amended and restated to read as follows:

The Shares owned by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Delta LLC and Mr. Feld and held in the Starboard Value LP Account were received in connection with the Spin-Off (as defined herein) and the Dividend (as defined herein).  In connection with the spin-off of the Issuer from Darden Restaurants, Inc. (“Darden”) on November 9, 2015 (the “Spin-Off”), pursuant to that certain Separation and Distribution Agreement between the Issuer and Darden, dated October 21, 2015, stockholders of Darden received one Share of the Issuer for every three shares of Darden common stock held as of November 2, 2015, the record date for the Spin-Off.  In addition, in connection with the Issuer’s cash and stock dividend of $347.0 million ($8.12 per share), which was paid by the Issuer to stockholders on March 2, 2016 (the “Dividend”), and represented the Issuer’s estimated share of taxable earnings and profits generated before the Spin-Off, stockholders of the Issuer received 20% in cash and 80% in Shares at a value of $16.24 per Share pursuant to the Dividend.

Item 5.                        Interest in Securities of the Issuer.

 Item 5 is hereby amended and restated to read as follows:

 The aggregate percentage of Shares reported owned by each person named herein is based upon 59,827,561 Shares outstanding, as of March 2, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 10, 2016.

A.           Starboard V&O Fund

(a)	As of the close of business on March 15, 2016, Starboard V&O Fund beneficially owned 887,734 Shares. Percentage: Approximately 1.5%

(b)
1. Sole power to vote or direct vote: 887,734
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 887,734
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.           Starboard S LLC

(a)	As of the close of business on March 15, 2016, Starboard S LLC beneficially owned 214,832 Shares. Percentage: Less than 1%

(b)
1. Sole power to vote or direct vote: 214,832
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 214,832
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 35086T109

C.           Starboard C LP

(a)	As of the close of business on March 15, 2016, Starboard C LP beneficially owned 117,757 Shares. Percentage: Less than 1%

(b)
1. Sole power to vote or direct vote: 117,757
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 117,757
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.           Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 117,757 shares owned by Starboard C LP. Percentage: Less than 1%

(b)
1. Sole power to vote or direct vote: 117,757
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 117,757
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.            Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 117,757 shares owned by Starboard C LP. Percentage: Less than 1%

(b)
1. Sole power to vote or direct vote: 117,757
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 117,757
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 35086T109

F.            Starboard Delta LLC

(a)	As of the close of business on March 15, 2016, Starboard Delta LLC beneficially owned 1,280,353 Shares. Percentage: Approximately 2.1%

(b)
1. Sole power to vote or direct vote: 1,280,353
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,280,353
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Delta LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.           Starboard Leaders Fund

(a)	Starboard Leaders Fund, as a member of Starboard Delta LLC, may be deemed the beneficial owner of the 1,280,353 shares owned by Starboard Delta LLC. Percentage: Approximately 2.1%

(b)
1. Sole power to vote or direct vote: 1,280,353
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,280,353
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Leaders Fund has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard Delta LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

H.           Starboard A LP

(a)
Starboard A LP, as the general partner of Starboard Leaders Fund and the managing member of Starboard Delta LLC, may be deemed the beneficial owner of the 1,280,353 shares owned by Starboard Delta LLC.

 Percentage: Approximately 2.1%

(b)
1. Sole power to vote or direct vote: 1,280,353
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,280,353
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard A LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard Delta LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 35086T109

I.             Starboard A GP

(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 1,280,353 shares owned by Starboard Delta LLC. Percentage: Approximately 2.1%

(b)
1. Sole power to vote or direct vote: 1,280,353
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,280,353
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard A GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard Delta LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

J.            Starboard Value LP

(a)
As of the close of business on March 15, 2016, 307,138 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Delta LLC and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 887,734 Shares owned by Starboard V&O Fund, (ii) 214,832 Shares owned by Starboard S LLC, (iii) 117,757 Shares owned by Starboard C LP, (iv) 1,280,353 Shares owned by Starboard Delta LLC and (v) 307,138 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.7%

(b)
1. Sole power to vote or direct vote:  2,807,814
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,807,814
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Delta LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

K.           Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 887,734 Shares owned by Starboard V&O Fund, (ii) 214,832 Shares owned by Starboard S LLC, (iii) 117,757 Shares owned by Starboard C LP, (iv) 1,280,353 Shares owned by Starboard Delta LLC and (v) 307,138 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.7%

(b)
1. Sole power to vote or direct vote:  2,807,814
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,807,814
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Delta LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 35086T109

L.            Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 887,734 Shares owned by Starboard V&O Fund, (ii) 214,832 Shares owned by Starboard S LLC, (iii) 117,757 Shares owned by Starboard C LP, (iv) 1,280,353 Shares owned by Starboard Delta LLC and (v) 307,138 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.7%

(b)
1. Sole power to vote or direct vote:  2,807,814
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,807,814
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Delta LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

M.          Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 887,734 Shares owned by Starboard V&O Fund, (ii) 214,832 Shares owned by Starboard S LLC, (iii) 117,757 Shares owned by Starboard C LP, (iv) 1,280,353 Shares owned by Starboard Delta LLC and (v) 307,138 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.7%

(b)
1. Sole power to vote or direct vote:  2,807,814
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,807,814
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Delta LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

N.           Messrs. Smith and Mitchell

(a)
Each of Messrs. Smith and Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 887,734 Shares owned by Starboard V&O Fund, (ii) 214,832 Shares owned by Starboard S LLC, (iii) 117,757 Shares owned by Starboard C LP, (iv) 1,280,353 Shares owned by Starboard Delta LLC and (v) 307,138 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.7%

(b)
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,807,814
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,807,814

(c)
None of Messrs. Smith or Mitchell has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Delta LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 35086T109

O.           Mr. Feld

(a)
As of the close of business on March 15, 2016, Mr. Feld directly owned 1,597 Shares.  Mr. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 887,734 Shares owned by Starboard V&O Fund, (ii) 214,832 Shares owned by Starboard S LLC, (iii) 117,757 Shares owned by Starboard C LP, (iv) 1,280,353 Shares owned by Starboard Delta LLC and (v) 307,138 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.7%

(b)
1. Sole power to vote or direct vote: 1,597
2. Shared power to vote or direct vote: 2,807,814
3. Sole power to dispose or direct the disposition: 1,597
4. Shared power to dispose or direct the disposition: 2,807,814

(c)
Mr. Feld has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Delta LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

 Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	As of March 14, 2016, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.

CUSIP NO. 35086T109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 16, 2016

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD LEADERS DELTA LLC
By: Starboard Value A LP,
      its managing member

STARBOARD LEADERS FUND LP
By: Starboard Value A LP,
       its general partner

STARBOARD VALUE A LP
By: Starboard Value A GP LLC,
      its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
       its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
       its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

CUSIP NO. 35086T109

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

(8,212)	16.0240	02/16/2016
(41,057)	15.8110	02/16/2016
(16,423)	16.3182	02/17/2016
(16,423)	16.2760	02/18/2016
(24,635)	16.2746	02/19/2016
(16,423)	16.6080	02/22/2016
(8,212)	16.2496	02/25/2016
122*	16.2564	03/02/2016
610*	16.2662	03/02/2016
253,121*	16.2441	03/02/2016
(32,122)	17.8460	03/14/2016
(32,691)	18.1787	03/14/2016
(4,742)	17.9226	03/15/2016
(10,433)	17.9485	03/15/2016

STARBOARD VALUE AND OPPORTUNITY S LLC

(1,878)	16.0240	02/16/2016
(9,393)	15.8110	02/16/2016
(3,757)	16.3182	02/17/2016
(3,757)	16.2760	02/18/2016
(5,635)	16.2746	02/19/2016
(3,757)	16.6080	02/22/2016
(1,878)	16.2496	02/25/2016
70,891*	16.2442	03/02/2016
(7,774)	17.8460	03/14/2016
(7,911)	18.1787	03/14/2016
(1,148)	17.9226	03/15/2016
(2,525)	17.9485	03/15/2016

STARBOARD VALUE AND OPPORTUNITY C LP

(1,030)	16.0240	02/16/2016
(5,148)	15.8110	02/16/2016
(2,059)	16.3182	02/17/2016
(2,059)	16.2760	02/18/2016
(3,089)	16.2746	02/19/2016
(2,059)	16.6080	02/22/2016
(1,030)	16.2496	02/25/2016
38,858 *	16.2442	03/02/2016
(4,261)	17.8460	03/14/2016
(4,337)	18.1787	03/14/2016
(629)	17.9226	03/15/2016
(1,384)	17.9485	03/15/2016

CUSIP NO. 35086T109

STARBOARD LEADERS DELTA LLC

(11,195)	16.0240	02/16/2016
(55,974)	15.8110	02/16/2016
(22,390)	16.3182	02/17/2016
(22,390)	16.2760	02/18/2016
(33,584)	16.2746	02/19/2016
(22,390)	16.6080	02/22/2016
(11,195)	16.2496	02/25/2016
267,038*	16.2442	03/02/2016
155,459*	16.2442	03/02/2016
(46,329)	17.8460	03/14/2016
(47,150)	18.1787	03/14/2016
(6,840)	17.9226	03/15/2016
(15,048)	17.9485	03/15/2016

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

(2,685)	16.0240	02/16/2016
(13,428)	15.8110	02/16/2016
(5,371)	16.3182	02/17/2016
(5,371)	16.2760	02/18/2016
(8,057)	16.2746	02/19/2016
(5,371)	16.6080	02/22/2016
(2,685)	16.2496	02/25/2016
101,351*	16.2441	03/02/2016
(11,114)	17.8460	03/14/2016
(11,311)	18.1787	03/14/2016
(1,641)	17.9226	03/15/2016
(3,610)	17.9485	03/15/2016

PETER A. FELD

532*	16.2400	03/02/2016

                 *Shares received pursuant to the Dividend.